Sub-Item 77D
                                  Policies with Respect to Security Investment


At a meeting of the Board of Trustees of Mellon Funds Trust (the "Trust") held on September 13, 2005, the Board modified the range of the market capitalizations of the companies that Mellon Mid Cap Stock Fund considers to be mid-capitalization companies to be generally between $1 billion and $10 billion at the time of purchase, effective September 16, 2005. The modification is more particularly described in a Supplement dated September 14, 2005 to the Trust's Prospectus dated December 31, 2004 that was filed with the Securities and Exchange Commission.